22nd Century Group, Inc.

321 Farmington Road

Mocksville, NC 27028

(336) 940-3769

June 6, 2025

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attn:	Eranga Dias

Re:	22nd Century Group, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed May 22, 2025
File No. 001-36338

Ladies and Gentlemen:

On behalf of 22nd Century Group, Inc. (the “Company”), please find below the responses to the comments issued by the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated June 5, 2025 (the “Comment Letter”), concerning the Company’s Preliminary Proxy Statement on Schedule 14A filed on May 22, 2025 (the “Preliminary Proxy Statement”). In addition, we are filing herewith a revised Preliminary Proxy Statement on Schedule 14A (the “Revised Preliminary Proxy Statement”) to reflect amendments to the Preliminary Proxy Statement that address the Staff’s comments contained in the Comment Letter, as well as to supplement certain disclosures in the Preliminary Proxy Statement.

For your convenience, we have included the text of the Staff’s comments preceding each of the Company’s responses. Set forth below are the Company’s responses to the comments presented in the Comment Letter.

Preliminary Proxy Statement filed May 22, 2025

1.	We note your references in your preliminary proxy statement to an “alternative cashless exercise” feature in warrants pertaining to proposals 7 and 8. The term “cashless exercise” is generally understood to allow a warrant holder to exercise a warrant without paying cash for the exercise price and reducing the number of shares receivable by the holder by an amount equal in value to the aggregate exercise price the holder would otherwise pay to exercise the warrant(s). In cashless exercises, it is expected that the warrant holder receives fewer shares than they would if they opted to pay the exercise price in cash. Please clarify your disclosure throughout by removing the references to “alternative cashless exercise” and exclusively use the term “zero exercise price” or another appropriate term that conveys that, in addition to the company receiving no cash upon the “alternative cashless exercise,” the warrant holders would be entitled to receive more shares than they would under the cash exercise terms or the cashless exercise terms of the warrants.

Response: The Company has revised the Preliminary Proxy Statement to clarify (i) the concept of the “alternative cashless exercise” by further explaining there is a zero exercise price and using the new defined term “Zero Exercise Price Exercise”, (ii) no cash proceeds would be received upon a Zero Exercise Price Exercise and (iii) upon effecting a Zero Exercise Price Exercise the warrant holders would receive two shares, as opposed to one share or less in a cash exercise or cashless exercise. Please see proposals 7 and 8 of the Revised Preliminary Proxy Statement.

2.	We note that the aggregate number of shares of common stock issuable in the alternative cashless exercise contemplated in proposals 7 and 8 may result in a higher number of shares to be issued than the amounts disclosed in the first paragraphs of each proposal. Please revise your disclosure to state the number of shares issuable upon the exercise of the warrants under the alternative cashless exercise provisions. In addition, in order to reflect the actual dilutive features of these securities, please compare the number of shares issuable to the number of shares that are currently outstanding.

Response: The Company has revised the Preliminary Proxy Statement to include disclosure of the number of potential shares to be issued upon the warrant holders fully exercising an “alternative cashless exercise” (now defined as Zero Exercise Price Exercise), as well as a comparison to the number of shares currently outstanding. Please see proposals 7 and 8 of the Revised Preliminary Proxy Statement.

3.	We note your disclosure in proposals 7 and 8 under the heading “Use of Proceeds” that you intend “to use the net proceeds from any Warrant exercises for general corporate purposes.” Please expand your disclosure here to highlight that the alternative cashless exercise provision would allow a warrant holder to receive, without having to make any exercise payment, twice the number of shares of common stock the warrant holder would otherwise receive by means of a cash exercise. Explain that as a result you do not expect to receive any cash proceeds from the exercise of the warrants pertaining to proposals 7 and 8 because, if true, it is highly unlikely that a warrant holder would wish to pay an exercise price to receive a certain number of shares when they could choose the alternative cashless exercise option and pay no money to receive twice as many shares.

Response: The Company has revised the Preliminary Proxy Statement to clarify that the Company believes the warrant holders will fully exercise under the “alternative cashless exercise” (now defined as Zero Exercise Price Exercise) and no cash proceeds will be received, as the warrant holder will receive two shares of common stock in exchange for no cash, as opposed to one share or less upon a cash or cashless exercise. Please see proposals 7 and 8 of the Revised Preliminary Proxy Statement.

4.	We note your disclosure under proposals 7 and 8 stating that warrants pertaining to these proposals “are subject to adjustment in certain circumstances” that may increase the number of shares of common stock underlying each warrant and reduce the exercise price of the warrants. Please expand your disclosure under the “Possible Effects of the Proposal” sections in proposals 7 and 8 to prominently disclose this result and explain the potential additional dilution upon the “adjustment.” In addition, please disclose that these issuances could cause your common stock price to fall below the minimum bid price, which could result in your shares being delisted from Nasdaq.

Response: The Company has revised the Preliminary Proxy Statement to add disclosure under the heading “Possible Effects of the Proposal” to include the potential additional dilution from an increase in the number of shares of common stock underlying each warrant and decrease in exercise price of the warrants that could result from a share combination event, as defined in the Form of Warrant under section 3(f). Please see proposal 8 of the Revised Preliminary Proxy Statement. With respect to the warrants subject to proposal 7, there are no subsequent “share combination events” that could lower the exercise price or increase the number of shares issuable.

The Company hereby acknowledges that it is responsible for the adequacy and accuracy of the disclosures in the filing. The Company additionally acknowledges that Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing. The Company further acknowledges that it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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If you have any questions, please do not hesitate to contact the undersigned at (213) 926-1580 or the Company’s outside counsel at Foley Lardner LLP at (904) 868-1200. Thank you in advance for your prompt attention to this matter.

Sincerely,

22ND CENTURY GROUP, INC.

By:	/s/ Jonathan Staffeldt
Jonathan Staffeldt
General Counsel

cc:	John J. Wolfel of Foley Lardner, LLP